Exhibit 12

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Year Ended December 31, 2016

Net earnings before taxes	$514,714

Fixed Charges:
Interest expense	53,585
Amortization of debt expense	3,087
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	532
Total fixed charges	57,204

Net earnings and fixed charges	$571,918

Ratio of Earnings to Fixed Charges	10.0